(d)(11)(i)

November 17, 2016

Wellington Management Company LLP

Mr. William Fink

280 Congress Street

19th Floor

Boston, MA 02210

Dear Mr. Fink:

On Thursday, November 17, 2016, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) voted to replace Wellington Management Company LLP (“Wellington”) as a sub-adviser to Voya International Core Fund (the “Fund”), a series of VMF. This letter is to inform you that the Sub-Advisory Agreement, dated November 18, 2014, with Wellington (the “Agreement”), will terminate in accordance with Section 17 of the Agreement, effective at the close of business on January 20, 2017.

Pursuant to Section 17, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice. This letter shall serve as that written notice.

In the interim, we will be contacting you to facilitate a smooth transition, and we look forward to your cooperation in this regard. We note that this notice does not affect the Sub-Advisory Agreements with Wellington with respect to Voya Multi-Manager International Small Cap Fund, a series of VMF, and Voya Multi-Manager Mid Cap Value Fund, a series of Voya Equity Trust, and that each remains subject to their respective Sub-Advisory Agreement with Voya Investments, LLC.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Mutual Funds